FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 27, 2007

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Exhibit 99.9

China Medical Technologies Announces Acquisition of A Fast-Growing ECLIA Player

to Strengthen its Leading Position in Advanced IVD Market in China

Beijing, China, November 26, 2007 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (“IVD”) products and high intensity focused ultrasound tumor therapy system, today announces that it has entered into a definitive acquisition agreement to purchase the entire equity interest in Beijing Bio-Ekon Biotechnology Co., Ltd. (“BBE”) with a cash consideration of US$28.8 million. Subject to customary closing conditions, the acquisition is expected to close in January 2008. The Company expects the acquisition to be accretive from the quarter ending March 31, 2008, resulting in increases in the Company’s revenues and adjusted non-GAAP net income. BBE’s contribution will be fully reflected in the fiscal year ending March 31, 2009. This transaction is not subject to regulatory approvals.

Founded in 1999, BBE commenced business in selling Enzyme-Linked Immunosorbent Assay (“ELISA”) IVD products in China. In 2006, BBE launched its first semi-automatic ECLIA analyzer and related reagents upon receiving approval from the State Food and Drug Administration (“SFDA”). Since then, sales of its ECLIA products have been growing rapidly. BBE has sales offices in Beijing, Guangzhou, Wuhan, Qingdao and Chengdu to conduct direct sales and manage distributors in selling its products to over 800 hospitals in China. BBE has strong research and development capability and has been selected for the 863 Program, the high-tech research and development program funded by the Ministry of Science and Technology, for developing ECLIA reagents for HIV and hepatitis C tests. BBE has already developed its first fully automatic ECLIA analyzer with processing capacity of 120 tests per hour. BBE plans to apply for SFDA registration in early 2008. Currently, BBE offers 18 ECLIA reagents and has over 40 reagents in the pipeline, some of which are expected to help expand the Company’s reagent portfolio.

BBE applies Magnetic Antibody Immunoassay (“MAIA”) separation technology to develop its fully automatic ECLIA analyzer. MAIA is a technology suitable for high volume and fully automatic ECLIA analyzers and can enhance test results. BBE holds the Chinese patents for the MAIA minute magnetic beads which are important for the production of its fully automatic ECLIA analyzer.

The Company believes that the market potential of certain types of BBE’s new reagents is very promising. BBE has completed the development of an ECLIA reagent for testing blood fluke parasitic infection and has applied for SFDA registration. Blood flukes post a major threat to the vast population living in the waterfront areas in the Yangtze River region of China. The PRC government is closely monitoring the status of blood fluke infection. BBE has also developed food safety reagents for testing toxic aflatoxin in cereal products and clenbuterol in pork and these reagents cater to the growing demand of food safety test kits from a large number of food production entities in China. Food safety reagents are not subject to SFDA approval.

“The acquisition is in line with our strategy to expand in the advanced IVD segment and increase our ECLIA products’ penetration in hospitals across China,” stated Mr. Xiaodong

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Wu, Chairman and Chief Executive Officer of the Company. “BBE has a solid customer base of over 800 hospitals and certain of its reagents and MAIA-based fully automatic ECLIA analyzer can expand our product portfolio and provide us with new business opportunities in the testing of parasitic infections and food safety. BBE’s direct sales experience will also be beneficial to us in formulating our sales strategies.”

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence Immunoassay (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, as well as products using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For other information, please visit http://www.chinameditech.com.

About Beijing Bio-Ekon Biotechnology Co., Ltd.

Founded in 1999, BBE commenced business in selling ELISA IVD products in China. In 2006, BBE launched its first semi-automatic ECLIA analyzer and related reagents upon receiving approval from the SFDA. BBE has sales offices in Beijing, Guangzhou, Wuhan, Qingdao and Chengdu to conduct direct sales and manage distributors in selling its products to over 800 hospitals in China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s expectations of business and financial results in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including risks related to: possible delays in the closing of the transaction contemplated by the acquisition agreement, which may be caused by factors outside of the control of the Company; the ability of the Company to successfully integrate BBE’s business into its ECLIA operation and launch new products in China or elsewhere in a timely manner; the risk that the markets for parasitic, food safety and other diagnostics utilizing MAIA technology may not be as large as the Company’s management expects; and the risk that other medical device manufacturers may introduce diagnostic tests in China or elsewhere which compete with BBE’s products. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Medical Technologies, Inc.

Sam Tsang

Tel: +86-10-6530-8833

Email: IR@chinameditech.com

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